UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

MICROS SYSTEMS, INC.

(Name of Subject Company)

MICROS SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Peter A. Altabef

President and Chief Executive Officer

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

(443) 285-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard B. Aldridge

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-4829

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 and subsequently amended by Amendment No. 1 filed with the SEC on July 7, 2014, Amendment No. 2 filed with the SEC on July 14, 2014, Amendment No. 3 filed with the SEC on July 17, 2014, Amendment No. 4 filed with the SEC on July 23, 2014, Amendment No. 5 filed with the SEC on July 29, 2014, Amendment No. 6 filed with the SEC on August 13, 2014 and Amendment No. 7 filed with the SEC on August 29, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by MICROS Systems, Inc., a Maryland corporation (the “Company”). The Statement relates to the cash tender offer by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.025 per share at a purchase price of $68.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 3, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of such Item 8:

“At midnight, New York City time, at the end of the day on September 2, 2014, the initial offering period for the Offer expired as scheduled. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the expiration time, a total of 59,996,829 Shares had been properly tendered and not withdrawn pursuant to the Offer, representing approximately 80.0% of the aggregate number of then issued and outstanding Shares. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares properly tendered and not validly withdrawn pursuant to the Offer.

In addition, the depositary has advised that, as of the expiration time, 2,096,274 Shares have been tendered by Notice of Guaranteed Delivery, which, together with the Shares tendered as of the expiration time, represent approximately 82.8% of the aggregate number of then issued and outstanding Shares.

Pursuant to the Merger Agreement and in accordance with Rule 14d-11 of the Exchange Act, Purchaser has commenced a subsequent offering period of the Offer for all remaining Shares.

The subsequent offering period will expire at 12:00 midnight, New York City time, at the end of the day on September 5, 2014, unless extended. All Shares properly tendered during the subsequent offering period will be accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Price of $68.00 per Share, net to the seller in cash, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those applicable to the initial offering period as described in the Offer to Purchase, except that Shares properly tendered during the subsequent offering period may not be withdrawn. The press release issued by Oracle announcing the foregoing is filed as Exhibit (a)(5)(N) to the Schedule TO and is incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(xi)	Press Release issued by Oracle Corporation, dated September 3, 2014 (incorporated herein by reference to Exhibit (a)(5)(N) to Amendment No. 7 to the Schedule TO filed by Oracle Corporation with the SEC on September 3, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROS Systems, Inc.

By:	/s/ Peter A. Altabef
Name:	Peter A. Altabef
Title:	President, Chief Executive Officer
Date:	September 3, 2014